

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 9, 2007

Linda Putback-Bean
Chief Executive Officer
Pediatric Prosthetics, Inc.
12926 Willowchase Drive
Houston, TX 77070

> **Re:** **Pediatric Prosthetics, Inc.**
> **Amendment No. 2 to Form 10-SB**
> **Filed December 8, 2006**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 7, 2006**
> **File No. 0-51804**

Dear Ms. Putback-Bean:

We have reviewed your filings and have the following comments.

Amendment No. 2 to Form 10-SB

Item 1. Description of Business

1. We note your revised disclosure in response to comment 2 of our letter dated August 10, 2006. Please revise further to describe in more detail the limited operations of the partnership solely controlled by Pediatric owners prior to the exchange.

Item 2. Management's Discussion and Analysis

2. On pages 30 and 41, you refer to "filing of this report." Please revise, as your filing is a Form 10-SB registration statement, or advise us otherwise.

3. We note your revised disclosure on page 31 concerning your hope to gain approval for trading on the OTCBB. We understand that the OTCBB is a quotation medium for subscribing NASD members and is not an issuer listing service. Further, only market makers can apply to quote securities on the OTCBB. Please disclose whether you or anyone acting on your behalf will take affirmative steps to request or encourage any broker-dealer to act as a market maker for Pediatric Prosthetics. If so, you should discuss whether there have been

any preliminary discussions or understandings between Pediatric Prosthetics or anyone acting on its behalf, and any market maker. Also, summarize these discussions and identify the participants involved. However, should you decide to undertake these efforts at a later date, disclose when, how and by whom.

Restatement

4. We note that you have restated your financial statements for the year ended June 30, 2005 in your Form 10-KSB for the year ended June 30, 2006 and in your amended Form 10-SB to correct your revenue accounting. We also note that you have restated your financial statements for the quarter ended September 30, 2005 in your Form 10-QSB for the quarter ended September 30, 2006 and in your amended Form 10-SB to correct your revenue accounting and your accounting for shares issued to a consultant. We further note that you have amended your Form 10-QSB for the quarter ended December 31, 2005 and March 31, 2006, to correct your revenue accounting, your accounting for shares issued to a consultant, and your accounting for the beneficial conversion feature. Please address the following:

- Please tell us why you do not have an adjustment related to shares issued to consultants in your restated fiscal 2005 financial statements, similar to your adjustment in your financial statements for the quarters ended September 30, 2005, December 31, 2005, and March 31, 2006. We assume that the reason for this is that no shares were issued to your consultants prior to fiscal 2006. Please confirm.
- Please confirm that your stock compensation-related adjustments relate to (1) reversing the total expense that you recognized in the period when you first issued shares to your consultant, (2) recognizing a portion of the cost associated with this consultant in each quarter that he provided services, and (3) reversing the $188,000 of income you recognized in the quarter ended March 31, 2006 related to the consultant surrendering his shares for his uncompleted work.
- Please provide us with a rollforward of the amounts in equity related to your stock-based compensation for each quarter from July 1, 2005 to June 30, 2006. In this rollforward, please separately show us your original accounting, your adjustments, and your restated amounts, based on the amounts you have presented in your disclosures of your restated balance sheet and restated income statement.
- In your financial statements for the year ended June 30, 2006 and the quarters ended September 30, 2005, December 31, 2005, and March 31, 2006, you disclose that you have restated revenue and cost of services for services provided by Host Affiliates. Please confirm this restatement reflects both (1) the correction of your revenue recognition policy from the cash basis to the accrual basis of accounting and (2) the gross up of revenues from your Host

Affiliates that you previously recognized on a net basis. If so, please tell us the amounts involved for each correction and where they are reflected in your restatement note.

- We also note in your financial statements for the quarter ended September 30, 2005 that your accounts receivable increased as a result of the restatement, whereas your revenue decreased. Please explain these opposing trends.
- In addition, in your financial statements for the quarter ended September 30, 2005, you disclose an increase in your allowance for doubtful accounts. Please tell us why you do not have such an increase in your restated financial statements for the year ended June 30, 2005, and quarters ended December 31, 2005 and March 31, 2006.
- Further, in your financial statements for the quarter ended September 30, 2005, please tell us why the change in stockholders' deficit related to the change in net loss of $596,261 on page F-6 of your amended Form 10-SB does not agree to the change in net loss of $559,486, based on the amounts disclosed on page F-7.

5. Please tell us whether you plan to restate your income statement for the periods ended December 31, 2004 and March 31, 2005 to correct your revenue recognition policy from the cash to accrual basis of accounting and to gross up your revenue and cost of sales for sales at your Host Affiliates that you previously recognized on a net basis. If so, please also confirm you will restate your balance sheet, statement of cash flows, and statement of shareholders equity accordingly.

6. Please be advised that you are required to file an Item 4.02(a) Form 8-K to alert investors of your restatement. We note that you have not done so as of yet with respect to the restated financial statements you have filed. Please do so. Further, please include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

- the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;
- a brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and
- a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

7. Additionally, when you file your 4.02 Form 8-K please ensure that you *separately* and clearly describe, in detail, your original accounting, your revised accounting, and the amount associated with each of the issues listed below for each restated

period, as we note your restatement disclosures in your restated financial statements for fiscal 2005 and 2006 are confusing:

- Revenue recognition – change from cash basis to accrual basis
- Recognition of allowance for doubtful accounts – related to receivables now recognized under the accrual basis
- Revenue gross up – to present sales at Host Affiliates on a gross basis
- Shares issued to consultant – reversal of unearned compensation expense
- Common stock surrendered – reversal of income recognized upon the surrender of common stock
- Convertible debt – accounting for discount recognized on convertible debt
- Other – please separately disclose any other corrections

Preliminary Information Statement on Schedule 14C

Incorporation By Reference

8. Please also indicate that you are incorporating by reference and mailing to shareholders your Form 10-QSB for the quarter ended September 30, 2006.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.

You may contact Tracey Mckoy at (202) 551-3772 or in her absence, Nili Shah at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David Loev, Attorney at Law
        6300 West Loop South, Suite 280
        Bellaire, TX 77401